December 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Re:	Innotrac Corporation
Schedule 13E-3
File No. 005-55025
Filed December 4, 2013
Filed by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc.,
Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P., Sterling Capital Partners IV, LLC, Innotrac Corporation, and Scott D. Dorfman

Schedule TO
File No. 005-55025
Filed December 4, 2013
Filed by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc.,
Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P., and Sterling Capital Partners IV, LLC

Schedule 14D-9
File No. 005-55025
Filed December 4, 2013
Filed by Innotrac Corporation

Dear Mr. Duchovny:

This letter is being submitted in response to the December 17, 2013 letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Transaction Statement on Schedule 13E-3 filed by Blue Eagle Acquisition Sub, Inc. (the “Purchaser”), a wholly-owned subsidiary of Blue Eagle Holdings, L.P. (“Parent”), Parent, Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV, LLC (collectively, the “Purchaser Group”), Innotrac Corporation (“Innotrac”) and Scott D. Dorfman (together with the Purchaser Group and Innotrac, the “Filing Persons”) on December 4, 2013 (the “Schedule 13E-3”), the Tender Offer Statement on Schedule TO filed by the Purchaser Group on December 4, 2013 (the “Schedule TO”) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Innotrac on December 4, 2013 (the “Schedule 14D-9”), each in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock of Innotrac (the “Offer”).

This letter is being submitted by Katten Muchin Rosenman, LLP, as counsel to the Purchaser Group, and by Kilpatrick Townsend & Stockton LLP, as counsel to Innotrac. The responses of the Filing Persons to the Staff’s comments are set forth in this letter. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the responses of the Filing Persons.

Where applicable, we have revised the disclosure in the Schedule 13E-3, the Schedule TO, including the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”), and the Schedule 14D-9, and these revisions are reflected in Amendment No. 3 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”), Amendment No. 3 to the Schedule TO, including the Offer to Purchase (the “Schedule TO Amendment”), and Amendment No. 3 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”), in each case submitted to the Commission on December 23, 2013. We have also revised the Offer to Purchase and the Schedule 14D-9 to include information regarding the voluntary dismissal of litigation related to the Offer, as reflected in the Schedule TO Amendment and the Schedule 14D-9 Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

We have the following responses to the Staff’s comments:

Schedule 13E-3

1.	Please delete the language in the final sentence of the Introduction (page 2) as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons. Make a similar deletion on page 64 of the offer document (penultimate full paragraph).
Response:

As disclosed under the heading “Introduction” in the Schedule 13E-3 Amendment, and as disclosed in Section 23 of the Schedule TO Amendment, the Schedule 13E-3 and the Offer to Purchase have been revised to delete the applicable language.

2.	We note that the IPOF Fund holds approximately 31% of your outstanding shares of common stock and that it entered into the IPOF Fund Support Agreement contemporaneously with the Merger Agreement. Please provide us your analysis supporting your determination not to include the IPOF Fund as a filing person.
Response:

Rule 13e-3(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires that “[t]he issuer or affiliate engaging in a Rule 13e-3 transaction must file with the Commission” a Schedule 13E-3. The Filing Persons respectfully submit that the IPOF Fund should not be deemed to be an affiliate engaged in a Rule 13e-3 transaction and therefore is not required to file a Schedule 13E-3.

Background of the IPOF Fund

As disclosed in the Offer to Purchase and the Schedule 14D-9, the IPOF Fund beneficially owns an aggregate of 4,086,644 outstanding shares of Innotrac common stock (the “IPOF Shares”), representing approximately 31% of the total outstanding shares of Innotrac common stock (“Shares”). The IPOF Fund was previously operated by its promoter (who was eventually convicted of securities fraud, and is incarcerated) as a Ponzi scheme. Using assets of the IPOF Fund, the promoter amassed this unusually large position in Shares through a series of open market purchases from 2003 through 2005, resulting in the IPOF Shares being the largest asset of the IPOF Fund. In December 2005, the Ponzi scheme collapsed, and in litigation brought thereafter by investors in the IPOF Fund, the United States District Court for the Northern District of Ohio appointed Mark E. Dottore as receiver to recover and administer all assets of IPOF Fund. Following the Ponzi scheme, these assets included the IPOF Shares, which were held in several names in various brokerage firm margin accounts, against which substantial claims for margin debt were asserted. Over the course of the receivership litigation, the receiver recovered the IPOF Shares for the benefit of IPOF Fund limited partner investors. During the receivership, although the court authorized the receiver to effect open market sales of the IPOF Shares on a limited and periodic basis as necessary in his determination to maximize their value as assets of the IPOF Fund, and as warranted by market conditions, he was, and remains, restricted from making any more substantial sales without specific court approval. The receiver has not during the course of the receivership sold any of the IPOF Shares.

The IPOF Fund Should Not Be Considered an Affiliate of Innotrac

The Filing Persons respectfully submit that the IPOF Fund should not be considered an affiliate of Innotrac for purposes of Rule 13e-3 because the IPOF Fund does not, directly or indirectly, control, is not controlled by, and is not under common control with Innotrac. First, the receiver of the IPOF Fund is a passive shareholder that effectively represents the interests of the numerous and divergent passive limited partner investors who were victims of the Ponzi scheme. The receiver is an officer of the court, whose duties and responsibilities are set by the court. He is not subject to any direction or control by limited partner investors in IPOF Fund with respect to the IPOF Shares or the exercise of voting power represented by the IPOF Shares. As the court-appointed receiver, his duties and responsibilities do not include seeking to exercise any control over Innotrac. The receiver’s only role is to seek to maximize the value received from the sale of the IPOF Shares. In addition, while the IPOF Fund beneficially owns approximately 31% of the total Shares outstanding, Scott D. Dorfman beneficially owns approximately 44% of the Shares outstanding and is the Chairman, President and Chief Executive Officer of Innotrac. As such, Mr. Dorfman truly exerts significant influence and control over Innotrac, certainly as compared to the IPOF Fund as a passive shareholder.

Furthermore, the receiver, and through him the IPOF Fund, does not possess any indicia of control on which basis he or the IPOF Fund could be construed as an affiliate of Innotrac. In particular: (1) the IPOF Fund did not negotiate for any contractual right to, and is not entitled to, designate a director to Innotrac’s board of directors or otherwise exercise governance control over Innotrac (in fact, the Filing Persons understand from the receiver that the receiver could not under normal circumstances serve on the Innotrac board of directors, owing fiduciary duties to the shareholders of Innotrac, given what would be his conflicting duties and responsibilities to act for the benefit of the receivership estate and the benefit of limited partner investors of the IPOF Fund); (2) neither the court-appointed receiver for the assets of the IPOF Fund, nor any of the agents or representatives of the IPOF Fund, is an officer of, or otherwise holds a management position with, Innotrac; (3) neither the court-appointed receiver nor the IPOF Fund has any close personal or business relationship with Innotrac, any members of Innotrac’s board of directors or any members of Innotrac’s management that would permit the IPOF Fund to exert controlling influence over Innotrac, its board of directors or management; and (4) given that the IPOF Shares are held in a receivership estate, and that any disposition of any of the IPOF Shares is subject to court approval, the receiver’s ability to control or otherwise influence Innotrac through sales of a significant number of Shares held by the IPOF Fund is limited.

Notwithstanding the foregoing, as disclosed in Section 2 of the Schedule TO Amendment, the Offer to Purchase has been revised to acknowledge that the IPOF Fund may be deemed to be an affiliate of Innotrac.

The IPOF Fund is Not “Engaged” in the Going Private Transaction

Regardless of whether the IPOF Fund is deemed to be an affiliate of Innotrac, the IPOF Fund is not “engaged” in a Rule 13e-3 transaction. Although the receiver for the assets of the IPOF Fund has entered into the IPOF Fund Support Agreement in support of the transaction, the IPOF Fund is not participating in the transaction. The receiver was not involved in negotiating the terms of the transaction, which were negotiated exclusively by the Special Committee of the board of directors of Innotrac. The sole involvement of Mr. Dottore and the IPOF Fund in the transaction is Mr. Dottore’s negotiation and entry into the IPOF Fund Support Agreement, pursuant to which Mr. Dottore has agreed, as the receiver for the assets of the IPOF Fund, and subject to court approval, to tender Shares held by the IPOF Fund in the Offer. Pursuant to the IPOF Fund Support Agreement, the IPOF Fund is entitled to only the same consideration per Share as all of the other shareholders of Innotrac whose only participation in the transaction and in the surviving company following the Merger is the receipt of cash in the Offer and the Merger. The IPOF Fund is not entitled to any special benefit in the transaction. In fact, as discussed in Sections 8 and 9 of the Schedule TO Amendment, the receiver requested that, in connection with the parties’ entry into the IPOF Fund Support Agreement, Innotrac release the receiver and the IPOF Fund from any claims relating to the ownership of Shares and pay $100,000 to the receiver, but neither of these requests were acceded to. Further, the IPOF Fund is not a member of, nor affiliated in any way with, the Purchaser Group or Mr. Dorfman. Whereas the primary objective of the Purchaser Group is to acquire Innotrac and to control it following the Merger, the only objective of Mr. Dottore, as the receiver for the assets of the IPOF Fund, is to maximize the value received from the sale of Shares held by the IPOF Fund.

The Staff offers guidance as to how to analyze this issue in Compliance and Disclosure Interpretation (“C&DI”) 201.05, which provides that whether an affiliate will be deemed to be engaged in a Rule 13e-3 transaction depends on the facts and circumstances of the transaction. C&DI 201.05, in the context of an acquisition transaction, identifies three factors that are important in determining whether an affiliate is “engaged” in a going private transaction: (1) holding a material amount of the surviving company’s outstanding equity securities, (2) occupying seats on the surviving company’s board in addition to senior management positions, and (3) being in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. In this transaction, as discussed above, the IPOF Fund will not hold or otherwise beneficially own any equity securities of Parent or Innotrac, or otherwise directly or indirectly have any interests in Parent or Innotrac, following the closing of the Offer and the Merger. In addition, following the closing of the Offer and the Merger, the IPOF Fund will not have a representative serving, or have a contractual right to designate a representative to serve, on the board of directors of the surviving company, and will not have any of its agents or representatives serving as an officer of, or otherwise holding a management position with, the surviving company. The IPOF Fund will not be in any position to control Innotrac, as the surviving corporation of the Merger, following the closing of the Offer and the Merger (within the meaning of Exchange Act Rule 12b-2 or otherwise). Under these circumstances, neither the receiver nor the IPOF Fund should in any way be deemed to be engaged in the going private transaction.

3.	Revise the appropriate document to provide disclosures responsive to Item 1013(b) of Regulation M-A for each filing person.
Response:

As disclosed in Section 14 of the Schedule TO Amendment, and as disclosed in Section 20 (Item 4) of the Schedule 14D-9 Amendment, the Offer to Purchase and the Schedule 14D-9 have been revised to provide disclosure for each “filing person” of the Schedule 13E-3, other than members of the Purchaser Group, in response to Item 1013(b) of Regulation M-A. We respectfully advise the Staff that the disclosure relating to the Purchaser Group in response to Item 1013(b) is included on page 18 of the Schedule TO under the heading “Special Factors – 2. Purpose of and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger.”

Cover Page

4.	Please provide an update regarding the fairness hearing scheduled to be held December 17, 2013 relating to the IPOF Fund.

Response:

As disclosed in Sections 1, 2, 21 and 24 of the Schedule TO Amendment, and as disclosed in Sections 1 and 2 (Item 3) of the Schedule 14D-9 Amendment, the Offer to Purchase and the Schedule 14D-9 have been revised to provide an update regarding the fairness hearing relating to the IPOF Fund and the court’s consideration of the IPOF Fund Support Agreement.

5.	We note that Mr. Toner and Mr. Hanger entered into the Subscription Agreements, that they and Mr. Keaveney and Mr. Ringer entered into new employment agreements and that Mr. Keaveney will receive a transaction success bonus. Please tell us why you believe these individuals are not affiliates engaged, directly or indirectly, in the going private transaction. Alternatively, add them as filing persons on the Schedule 13E-3. For guidance, refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response:

The Filing Persons respectfully submit that, under the existing facts and circumstances, Messrs. Toner, Hanger, Keaveney and Ringer, current executive officers of Innotrac (the “Executives”), should not be deemed to be engaged, either directly or indirectly, in the going private transaction and thus should not be filing persons on the Schedule 13E-3. In making this determination, considering the factors identified in C&DI 201.05 discussed above in the response to Comment No. 2 included in the Letter, the Filing Persons believe the following facts and circumstances are material to their analysis:

  The involvement by each of the Executives in the negotiation of the going private transaction has been limited to the terms of such Executive’s continued employment by Innotrac following the closing and/or equity participation in Parent.

  All other terms of the transaction were negotiated exclusively by the Special Committee of the board of directors of Innotrac.

  Each of Messrs. Hanger and Toner has agreed not to tender any Shares in the Offer, and any Shares held by such Executive will be converted in the Merger into the right to receive the same merger consideration as unaffiliated shareholders of Innotrac.

  Neither Mr. Keaveney nor Mr. Ringer own any Shares. In any event, Messrs. Keaveney and Ringer would not be entitled to receive any consideration for any Shares held by them other than the consideration to be received by the unaffiliated shareholders of Innotrac.

  Following the Merger, none of the Executives will hold or otherwise beneficially own a material amount of outstanding equity securities of Parent (and none of the Executives will hold or otherwise beneficially own any outstanding equity securities of Innotrac, as the surviving company in the Merger):

    Although each of Messrs. Hanger and Toner will use a portion of the proceeds that he will receive in the Merger to invest in limited partnership units of Parent, such limited partnership units of Parent will represent very small percentages of the equity of Parent. Specifically, Mr. Hanger will invest approximately $278,900 and Mr. Toner will invest approximately $219,500, which investments will result in each of them owning less than 1% of the fully-diluted equity interests of Parent as of the closing. Messrs. Keaveney and Ringer will not roll over any equity, or otherwise invest in Parent, in connection with the going private transaction.

    The options that each of the Executives is expected to receive from Parent following the closing of the transaction will be exercisable for common limited partnership units of Parent (as opposed to the preferred limited partnership units of Parent that will be issued and outstanding immediately following the closing) at a price equal to the then-current value per common limited partnership unit of Parent (i.e., none of the options will be “in the money”). These options will be subject to vesting tied to the Executive’s continued employment. Even if all of these options were exercised in full, the common limited partnership units issued would represent only the following fully-diluted equity interests of Parent: Hanger – 1.25%; Toner – 2.0%; Keaveney – 1.25%; Ringer - 0.5%.

    The total equity interests in Parent of all of the Executives combined will be less than 7% of the fully-diluted equity interests of Parent as of the closing, and no single Executive will hold more than 3% of the fully-diluted equity interests of Parent. These small equity interests contrast with the large, controlling interests to be held by Sterling entities and Mr. Dorfman following the Merger.

  None of the Executives will serve on the board of directors of Innotrac or Parent following the closing.

  The employment agreements of the Executives that will be effective upon the closing do not represent a material improvement in terms for the Executives. The new agreements provide for the same salary levels for each Executive other than Mr. Keaveney, who will receive a $15,000 increase, and contain material terms and conditions that are substantially similar to the current employment agreements (other than with respect to Mr. Keaveney, who does not currently have an employment agreement with Innotrac).

  The transaction success bonus payable to Mr. Keaveney, which was approved by the Compensation Committee of the board of directors of Innotrac, was granted in recognition of the fact that Mr. Keaveney is a recent hire who had not been with Innotrac long enough to have received any equity awards and that his role as chief financial officer was critical in effecting the transaction.

  None of the Executives will otherwise have any control (within the meaning of Exchange Act Rule 12b-2 or otherwise) over Parent or Innotrac, as the surviving company in the merger.

Offer Document

Special Factors

Background of the Offer, page 15

6.	Disclose in this section the delivery of the initial set of the financial projections to Sterling.
Response:

As disclosed in Section 5 of the Schedule TO Amendment, the Offer to Purchase has been revised to clarify that the initial set of Innotrac’s financial projections were provided to Sterling on July 26, 2013.

7.	Revise this section (or the similar section in the Schedule 14D-9) to describe any negotiation over the offer price, if any.
Response:

As disclosed in Sections 6 through 9 of the Schedule TO Amendment, and as disclosed in Section 11 (Item 4) of the Schedule 14D-9 Amendment, the Offer to Purchase and the Schedule 14D-9 have been revised to provide further disclosure regarding the negotiation by the parties over the Offer Price.

8.	Revise this section to describe any negotiation with the IPOF Fund over the IPOF Fund Support Agreement.
Response:

As disclosed in Sections 10 through 13 of the Schedule TO Amendment, the Offer to Purchase has been revised to describe the negotiations with the receiver for the assets of the IPOF Fund over the IPOF Fund Support Agreement.

Purpose and Reasons for the Offer, page 18

9.	We note that the disclosure of the purpose of the offer is made by the Purchaser. Please revise to disclose the purposes of the going private transaction by Mr. Dorfman.
Response:

As disclosed in Section 14 of the Schedule TO Amendment, the Offer to Purchase has been revised to disclose the purpose of the going private transaction by Mr. Dorfman.

10.	Please revise this section and the appropriate section in the Schedule 14D-9 to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(a) and (c) of Regulation M-A.
Response:

As disclosed in Sections 14 and 15 of the Schedule TO Amendment, and as disclosed in Section 19 (Item 4) of the Schedule 14D-9 Amendment, the Offer to Purchase and the Schedule 14D-9 have been revised to disclose why each filing person has engaged in the going private transaction at this time.

Position of the Purchaser Group, page 20

11.	Revise this section to disclose whether the Purchaser Group has made a fairness determination with respect to the going private transaction instead of with respect to the offer (page 21).
Response:

As disclosed in Sections 17, 18 and 20 of the Schedule TO Amendment, the Offer to Purchase has been revised to clarify that the Purchaser Group has made a fairness determination with respect to the going private transaction contemplated by the Merger Agreement, including the Offer and the Merger, and not solely with respect to the Offer.

Conditions of the Offer, page 66

12.	With respect to the last sentence in this section, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
Response:

In response to the Staff’s comment, the Filing Persons hereby confirm their understanding of the foregoing.

Schedule 14D-9

Arrangements Affecting the company’s Executive Officers and Directors, page 4

13.	Given that Mr. Dorfman will contribute the majority of his shares to the Parent, please tell us why he is included in the table on page 5 as receiving proceeds for those shares.
Response:

As disclosed in Section 3 (Item 3) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to omit from the table the Shares that Mr. Dorfman is contributing to Parent for preferred limited partnership units in Parent that will not be subsequently sold for cash.

14.	Refer to the section “Contribution and Support Agreement.” Please revise to explain why Mr. Dorfman and the related investors are contributing their shares to Parent and subsequently sell the LP interests for the same price as the offer price instead of simply tendering into the offer.
Response:

As disclosed in Section 4 (Item 3) of the Schedule 14D-9 Amendment, and as disclosed in Section 3 of the Schedule TO Amendment, the Schedule 14D-9 and the Offer to Purchase have been revised to clarify why Mr. Dorfman and related shareholders are contributing their Shares to Parent pursuant to the Contribution and Support Agreement, and subsequently selling the preferred limited partnership units in Parent for the same price as the price per Share in the Offer, instead of tendering such Shares in the Offer.

15.	Please explain why the Airplane Lease is for an annual rent of $360,000 given that the lease payments in 2012 were only $224,000.
Response:

As disclosed in Section 6 (Item 3) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to explain why the Airplane Lease is for an annual rent of $360,000 given that the lease payments in 2012 were only $224,000.

16.	Revise your disclosure in this section to provide the current salaries for each executive who entered into a new employment agreement. Also, provide us an analysis of your compliance with Rule 14d-10(a)(2) in connection with the employment agreements, the transaction success bonus for Mr. Keaveney and the aircraft lease (in this respect, we note that Mr. Dorfman and the related holders will ultimately receive the same proceeds as if they were to tender into the offer).

Response:

As disclosed in Section 5 (Item 3) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to include the current salaries of Messrs. Dorfman, Toner, Hanger, Keaveney and Ringer.

With respect to the compliance with Rule 14d-10(a)(2) of the new employment agreements with the Executives, Mr. Keaveney’s transaction success bonus and the new airplane lease, the Compensation Committee of the board of directors of Innotrac (the “Compensation Committee”), which consists solely of “independent” directors within the meaning of the listing standards of the Nasdaq Stock Market, approved these arrangements prior to execution of the Merger Agreement in accordance with Rule 14d-10(d)(2), and consequently such arrangements do not result in the beneficiaries thereof being deemed to have received any higher consideration for any of their Shares tendered in the tender offer than is being paid to any other shareholder.

The approval of the Compensation Committee of these arrangements should not be construed as an admission that such arrangements constitute “consideration paid to any security holder for securities tendered in the tender offer” within the meaning of Rule 14d-10(a)(2). We note in this regard that Messrs. Dorfman, Toner and Hanger have agreed not to tender any of their Shares in the Offer, and that Messrs. Keaveney and Ringer own no Shares and are consequently not tendering any Shares in the Offer.

Background of the Offer and Merger, page 11

17.	We note that Harris Williams made a presentation to the special committee on June 21, 2013. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A and file it as an exhibit to the Schedule 13E-3.
Response:

As disclosed in Section 7 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to provide the disclosure required by Item 1015(b)(6) of Regulation M-A. In addition, as disclosed under the heading “Item 16. Exhibits” of the Schedule 13E-3 Amendment, the Harris Williams presentation to the special committee on June 21, 2013 has been filed as an exhibit to the Schedule 13E-3.

18.	Please the third full paragraph on page 14 to disclose the price included in the indication of interest described.
Response:

As disclosed in Section 8 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to disclose the price of the indication of interest described.

19.	Refer to the third paragraph on page 15. Please explain why the special committee determined not to attempt to re-engage bidders that had dropped out of the process in light of the company’s financial performance having exceeded expectations. Did the special committee consider whether such financial performance might result in new and improved indications of interests from those bidders?

Response:

As disclosed in Section 10 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to explain why the Special Committee determined not to attempt to re-engage bidders that had dropped out of the process.

20.	Please revise the last paragraph on page 15 to disclose why Mr. Dorfman believed that “Sterling offered the most certainty of achieving an expedited closing.”
Response:

As disclosed in Section 12 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to explain why Mr. Dorfman believed that Sterling offered the most certainty of achieving an expedited closing.

21.	Refer to the fourth paragraph on page 16. Revise to describe the special committee’s basis to believe that the price offered by Sterling then was likely to be best price achieved. Disclose also why the committee did not seek a higher price from Sterling.
Response:

As disclosed in Section 13 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to describe the Special Committee’s discussions with Sterling over the price.

22.	Revise this section to describe any negotiations over the Majority of the Minority condition. Also, revise your disclosure to explain why the shares of the IPOF Fund are not excluded from the calculation of that condition while the shares held by Mr. Dorfman are so excluded.
Response:

As disclosed in Sections 9 and 14 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to describe the Special Committee’s considerations over the majority of the minority condition and to explain why the IPOF Fund’s Shares are not excluded from the calculation of that condition while the Shares held by Mr. Dorfman are so excluded.

23.	Refer to the last full paragraph on page 17. Your disclosure states that the Harris Williams opinion addressed the Company’s shareholders, while the Offer Document refers to unaffiliated shareholders and the opinion itself appears to refer to shareholders other than Mr. Dorfman and certain other members of management. Please reconcile throughout this document and the offer document.
Response:

As disclosed in Sections 4, 16 and 19 of the Schedule TO Amendment, and as disclosed in Sections 15 and 25 through 27 (Item 4) of the Schedule 14D-9 Amendment, the Offer to Purchase and the Schedule 14D-9 have been revised to reconcile this disclosure regarding the Harris Williams opinion.

24.	Revise the first paragraph (partial) on page 18 to clarify the compensatory matters referenced rather than simply stating “certain” compensatory matters.
Response:

As disclosed in Section 15 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to specify the compensatory matters referenced.

Reasons for the Recommendation of the Board and Special Committee, page 18

25.	We note your disclosure here and elsewhere in the offer document that the filing persons determined that the offer and merger are “fair to and in the best interests of the Company and its shareholders, including its unaffiliated shareholders.” Please revise here and throughout the filings to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders separately from your affiliated shareholders. Note that we view affiliated shareholders have different interests than unaffiliated ones. See Item 1014(a) of Regulation M-A.
Response:

As disclosed in Sections 15, 16 and 22 through 24 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to Innotrac’s unaffiliated shareholders separately from its affiliated shareholders. We respectfully advise the Staff that the disclosures in the Offer to Purchase are consistent with the disclosure in the Schedule 14D-9, as revised by the Schedule 14D-9 Amendment.

26.	Quantify the “considerable compliance costs” referenced on page 19.
Response:

As disclosed in Section 18 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to quantify the compliance costs mentioned.

27.	We note that the special committee considered the Harris Williams opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise also to state, if true, that the board of directors adopted the special committee’s analyses and conclusions as its own. Alternatively, revise your disclosure for to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.
Response:

As disclosed in Sections 15 and 24 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to state that the Special Committee of Innotrac’s board of directors adopted the analyses and discussions of Harris Williams and that Innotrac’s board of directors adopted the analyses and conclusions of the Special Committee.

Opinion of the Special Committee’s Financial Advisor, page 24

28.	Please address how any filing person relying on the Harris Williams opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Mr. Dorfman and certain other members of management rather than all security holders unaffiliated with the company.
Response:

As disclosed in Section 15 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to address how the Filing Persons relying on the Harris Williams opinion were able to reach the fairness determination as to unaffiliated security holders.

29.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values and EBITDA for each comparable company that is the basis for the multiples disclosed on page 26 with respect to the Comparable Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 27 with respect to the Comparable Transactions Analysis, (iii) the transaction parties and data for each transaction included in the Precedent Premiums Paid analysis, and (iv) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projection).
Response:

As disclosed in Sections 28, 29 and 31 through 33 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to disclose the data underlying the results described in each analysis and show how that information resulted in the multiples/values disclosed.

30.	With respect to the Comparable Companies analysis, revise to explain why Harris Williams applied marketability and liquidity discounts and a control premium to the data obtained from its analysis. Also, quantify the discounts and premium and describe the basis for each discount and the premium.
Response:

As disclosed in Section 30 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to explain why Harris Williams applied marketability and liquidity discounts and a control premium to the data obtained from its analysis, and to quantify the discounts and premium and describe the basis for each.

31.	With respect to the Discounted Cash Flow analysis, disclose the bases for Harris Williams’s use of perpetuity growth rates of 3.0% to 4.0%.
Response:

As disclosed in Section 34 (Item 4) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to disclose the bases for Harris Williams’s use of perpetuity growth rates of 3.0% to 4.0%.

Financial Forecasts, page 36

32.	Please disclose all of the assumptions and estimates relied upon by management in preparing the financial projections.
Response:

As disclosed in Section 35 (Item 8) of the Schedule 14D-9 Amendment, the Schedule 14D-9 has been revised to disclose all of the material assumptions and estimates relied upon by management in preparing the financial projections.

33.	Disclose the full projections rather than summaries of them and present the initial and updated projections separately rather than combined.
Response:

In response to the Staff’s comment, Innotrac has provided more line item detail in the Initial and Updated Financial Forecasts in Section 35 (Item 8) of the Schedule 14D-9 Amendment, has separated them, and has included a description of the information that was included in the full Financial Forecasts provided to potential bidders that is not included in the summaries of the Financial Forecasts in the Schedule 14D-9.

The full Financial Forecasts provide a granular level of detail, including, for instance, monthly projections by client and by year. Innotrac submits that including the full Financial Forecasts would add considerable complexity and length to the Schedule 14D-9 without providing shareholders any additional material information, and would likely obscure material information. Innotrac consequently proposes to retain the summary approach to disclosing the Financial Forecasts, albeit with the additional line item detail shown in the Schedule 14D-9 Amendment. Innotrac has also included additional disclosures following the Financial Forecast summaries describing the information omitted from the summaries.

The full Financial Forecasts are included in the Appendix to this Letter. Innotrac is requesting confidential treatment pursuant to the Commission’s Rule 83 for the information included in the Appendix to this Letter, and consequently the Appendix is redacted from the EDGAR filing of this Letter.

Attached as Exhibit A to this letter, we have provided a statement from each of the Filing Persons acknowledging the statements requested by the Staff.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Schedule TO, including the Offer to Purchase, the Schedule 13E-3, the Schedule 14D-9 or the above responses, please contact Mark D. Wood at 312-902-5493 or mark.wood@kattenlaw.com, and David A. Stockton at 404-815-6444 or dstockton@kilpatricktownsend.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood	/s/ David A. Stockton
Mark D. Wood	David A. Stockton

cc:	Scott D. Dorfman
M. Avi Epstein
Jeffrey R. Patt
David M. Eaton

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned filing persons set forth below hereby acknowledges that:

  such filing person is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the letter to which this Acknowledgement is attached;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Innotrac Corporation

By:	/s/ Stephen G. Keaveney
Name:	Stephen G. Keaveney
Title:	Chief Financial Officer and Secretary

Scott D. Dorfman

/s/ Scott D. Dorfman